UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04006162

January 16, 2004

John W. Thomson
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/16/2004

Re: AT&T Corp.
Incoming letter dated December 22, 2003

Dear Mr. Thomson:

This is in response to your letter dated December 22, 2003 concerning a shareholder proposal submitted to AT&T by the Mary F. Morse Family Trust. We also have received a letter form the proponent dated December 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mary F. Morse
Trustee
Mary F. Morse Family Trust
21 Highland Avenue
Moorestown, NJ 08057-2717

5907

John W. Thomson

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908 532-1901
FAX 908 901-4710

December 22, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Mary F. Morse Family Trust
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareowners (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by the Mary F. Morse Family Trust (the "Proponent") by letter dated September 16, 2003 and received by the Company on September 25, 2003. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that "Management and Directors are requested to consider discontinuing all rights, options, SAR's.[sic] and possible severance payments to top 5 of Management after the expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom[sic] are offered reasonable employee options or bonuses."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)and RULE 14a-8(f)(1)IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF A LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Company notified Proponent of this procedural requirement in a letter (see attached) dated October 6, 2003 (sent within 14 calendar days after receiving the Proposal on September 25, 2003) advising the Proponent that "the SEC rule requires that the proponent of a proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal". On October 7, 2003, Proponent received the Company's letter (see attached FedEx receipt bearing the signature of Robert D. Morse on behalf of the Mary F. Morse Trust). AT&T received a written response[1] from the Proponent postmarked October 27, 2003, which was 20 days after the documented receipt of AT&T's letter and therefore not within the 14 days required by the Rule. In the response, Proponent stated the following, "New Date:

[1] It was noted in the letter that the response was prepared and typed by Robert D. Morse, husband of Mary F. Morse.

10-27-03 Note: Away 2 weeks - not supplifb[sic] as of my return Oct 25, 03". To the extent this cryptic notation could be construed as attempting to establish a later date of receipt of the Company's letter, it conflicts with and is refuted by the documented receipt of the Company's letter on October 7, 2003. Proponent also included a copy of an account statement from TD Waterhouse dated January 31, 2003 reflecting the ownership by the Mary F. Morse Trust of 205 shares of the Company's common stock on that date along with a copy of a trade confirmation from Quick & Reilly, Inc. for the purchase by Mary F. Morse of 200 shares[2] of the Company's securities in 1984. The affirmative written statement from TD Waterhouse as the record holder of the securities required by Rule 14a-8(b)(2)(i) indicating that the Proponent continuously owned the Company's securities for a period of one year as of the time of the submission of the Proposal was not included. In its letter, Proponent characterized this requirement as an "imposition" on TD Waterhouse, a "pitiful source of discouragement" to proponents and "a nitpicking [demand] of some corporations legal departments." In any event, however, the January 2003 brokerage statement provides no evidence as to whether the Proponent owned any AT&T securities at the time it submitted the Proposal. The 1984 trade confirmation, relating to a different and inadequate number of shares in a different brokerage account with a different registration, provides no evidence whatsoever of any continuity of ownership by the Proponent. Therefore, the Proponent, in addition to responding late, has both failed to satisfy the proof of ownership Rule or provide any other probative evidence of ownership. According to Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, July 13, 2001, p. 13, "A shareholder must submit an affirmative written statement from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." In view of the fact that the Proponent (i) failed to respond to the Company's letter within the 14 days required by the Rule, and (ii) failed to include in Proponent's response the affirmative

[2] The purchase of 200 shares in 1984 would equate, after adjustment for stock splits and reverse stock splits, to ownership of 60 shares today which would not equal $2,000 in value of the Company's securities.

written statement from the record owner and proof of continuous ownership required by the Rule, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See Telular Corp., November 26, 2003, SBC Communications Inc., January 23, 2002 and AT&T Corp., March 6, 2001.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson

Enclosures

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

Office Of The Secretary
AT&T Corporation
205 North Maple Avemue
Basking Ridge, NJ 07920

Dear Secretary:

I find it necessary to rephrase my Proposal and Reasoning, due to mis-undertanding that I only have one Proposal, the other wording, offering information to Shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Mary F. Morse Trustee

Mary F. Morse, Trustee

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail:

September 16, 2003

Office Of The Secretary
AT&T Corporation
205 North Maple Avemue
Basking Ridge, NJ 07920

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Mary F. Morse trustee

Mary F. Morse

Joseph P. Gallagher
Staff Manager
Office of the Corporate Secretary

One AT&T Way
Room 3A144J
Bedminster, NJ 07921
(908) 532-1959
FAX 908 234-7884

October 6, 2003

Mrs. Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mrs. Morse:

This is in response to your letter dated September 16, 2003, which AT&T did not receive until September 25, 2003, (the delay in receipt of the material addressed to AT&T was due to the incorrect address [205 North Maple Avenue] that was placed on the mailing envelope by the originator) regarding your request for the inclusion of a shareholder proposal in the 2004 Notice of Annual Meeting and Proxy Statement.

As you know, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 (h) (1) requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, SEC Rule 14a-8 (b) (1) also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

On October 6, AT&T's transfer agent, EquiServe, reviewed the registered accounts and share balances for 1) Robert D. Morse, 2) Robert Morse, 3) a joint tenant account for Robert D. Morse and Mary F. Morse, and 4) Mary F. Morse. The account balances are as follows:

Account No.	Shareowner	Share Balance
1) 31162-0833	Robert D. Morse	44.515 shares
2) 31161-9994	Robert Morse	"0" shares
3) 31162-0934	Robert D. Morse Mary F. Morse	"0" shares
4) 31160-9890	Mary F. Morse	"0" shares

Page Two
Mrs. Mary F. Morse
Shareholder Proposal

Based on the ownership share balance summary that I have provided, you have not satisfied the SEC ownership requirement of securities with a value of at least $2,000, or 1% in market value of the Company's securities entitled to vote. In addition, you have not provided AT&T with any evidence of any additional beneficial ownership of the Company's securities.

In accordance with Rule 14a-8 (f) (1), by this letter, AT&T hereby provides you with the opportunity to correct the ownership eligibility deficiency that I have referenced. The SEC Rules also require that your response to AT&T's notice on this matter must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,

Via FedEx

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

10/30/2003

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **635891735836**. Our records reflect the following information.

Delivery Information:

Signed For By: R.D. MORSE



Delivery Location: 212 HIGHLAND AVE
Delivery Date: October 7, 2003
Delivery Time: 0900

Shipping Information:

Tracking No: 635891735836

Ship Date: October 6, 2003

Recipient:
MRS. MARY F. MORSE

212 HIGHLAND AVE
MOORESTOWN, NJ 08057
US

Shipper:
AT&T CORP/GRE
AT&T CORP/GRE
900 RT 202-206 RM 1B220
BEDMINSTER, NJ 079212662
US

Shipment Reference Information: GO1/GALLAGHER 908-532-19

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx®
Reference No.: R2003103000103656630

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**
October 9, 2003

Joseph P. Gallagher, Staff Mgr.
AT&T
One AT&T Way
Room 3A1441
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for the corrected address. I had not observed the error, moving too fast, perhaps.

We had both placed our ownership shares with TD Waterhouse after the change-over. A letter of confirmation of holdings is supplied. My husband has held most of his shares since the breakup situation in a re-investment program, and has since found it expedient to sell most. The total is of over $2000.00 value in my account

The problem is an aftermath of the desire to discontinue issuing certificates, and the immediate jump by Corporate entities to asking for verification from the trading agency. It is an imposition on that company's time to produce a letter showing one year's ownership of $2000.00 in value of stocks owned for every Proposal entered. Further, the S.E.C. has been induced to state that monthly reports showing date of purchase, and follow up statements still containing listing of Holdings are not acceptable as proof. This is a nominal requirement, yet pressure has been applied to cause the S.E.C to make that change in rules. This is a pitiful source of discouragement to enter a Proposal, and the fourth time a certification has been asked. Perhaps proponents will revert to asking that certificates be issued, another cost of business.

NEW DATE: 10-27-03

NOTE: AWAY 2 WEEKS - NOT SUPPLIED AS OF MY RETURN OCT 25, 03

Enclosed is the TD Waterhouse statement of ownership for over one year.I intend to hold ownership until after the Year 2004 meeting.

I will thank the brokerage office for their understanding and assistance, and apologize for the nitpicking demands of some corporations legal departments as above described.

Enclosures: TD Waterhouse Report
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Mary F. Morse

Mary F. Morse

Prepared and typed by my husband.

COPY

Office of the Secretary
TD Waterhouse
100 Wall Street
New York, NY 10005

Dear Secretary:

Would you please convey my thanks to the Company for providing evidence of one year's continuance of ownership and value of $2000.00 to fulfill S.E.C. requirements in several instances. It is a stumbling block unfairly used to deter a Proponent

Your office may wish to join forces with others to delete this requirement which demands someone's time away from normal business. From previous responses to my objection, it appears a Federal Court [class ?] action is necessary to nudge a change. They will not act on their own initiative !

Enjoy the Rhymes. They occur at any time as a "Gift".

Thanks, again.

Robert D. Morse

TD Waterhouse

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	CUSTOMER NAME	PERIOD ENDING	PAGE
[redacted] PRIVACY	MARY F MORSE TR	01/31/2003	

MONEY MARKET ACTIVITY

DATE	ENTRY	DESCRIPTION	AMOUNT	BALANCE
		OPENING BALANCE MONEY MARKET FUND		27,154.51
01/30	SOLD	CMF MONEY MARKET PORTFOLIO FUNDS REDEEMED	(9,520.95)	17,633.56
01/31	REINVEST	CMF MONEY MARKET PORTFOLIO MONTHLY DIVIDEND REINVESTED	18.31	17,651.87
		CLOSING BALANCE MONEY MARKET FUND		17,651.87

OTHER DEBIT AND CREDIT ACTIVITY

ACCT	DATE	ENTRY	DESCRIPTION	QUANTITY	DEBIT	CREDIT
CASH	01/13	MERGER	AT&T CORP NEW SHARES RECEIVED IN MERGER	205		
CASH	01/13	MERGER	AT&T CORP OLD SHARES SURRENDERED IN MERGER	(1,025)		
			TOTAL			

As a TD Waterhouse customer, you can now access your 2002 tax documents online. To view and print a copy, login to your account at tdwaterhouse.com and click on My Account, then eServices. You can also find valuable information regarding these documents, including a calendar showing when other information will be mailed to you. To access the Tax Center, click on Planning, then Tax Center. If you have any questions about your tax documents, please call us at 1-800-934-4448 and press 4, then 5 to speak with a Customer Service Representative.

SIPC

MEMBERS OF NEW YORK STOCK EXCHANGE, INC.

Quick & Reilly, Inc.

120 Wall Street, New York, N.Y. 10005
(212) 943-8686 (800) 221-5220

Account carried by
Q & R Clearing Corporation
Members N.Y. Stock Exchange
120 BROADWAY, NEW YORK, N.Y. 10271

YOU BOUGHT	YOU SOLD
200	

AMERICAN TEL & TEL CO-NEW
-EX DISTRIBUTION-
WHEN AS & IF ISSUED

PRICE	M	C
16 3/4	1	1

PLEASE RETURN WITH CHECK OR SECURITIES

CU. 030177505100

GROSS AMOUNT	INTEREST	COMMISSION	STATE TAX		SEC. FEE	SERVICE CHARGE

AMOUNT DUE

TRADE DATE	SETTLEMENT DATE	PROCESS DATE
020684		0206

1
0

MARY F. MORSE
212 HIGHLAND AVENUE
MOORESTOWN NJ 08057

TAX IDENTIFICATION NUMBER	ACCOUNT NUMBER-T.C.	R.R.
148-05-1477	13720334-1-3	209

SECURITY NO.	INTERNAL USE ONLY
A500559	04648 0

FOR THE ACCOUNT OF

3 PENN CENTER PLAZA
PHILADELPHIA,PA.19103
TEL(215)[illegible]

QR 1A (3-79)

SUBJECT TO TERMS AND CODED SYMBOLS AS INDICATED BY * ARE EXPLAINED ON REVERSE SIDE

REMITTANCE

MAIL CHECKS OR SECURITIES TO ABOVE ADDRESS.
MAKE CHECKS PAYABLE TO:
Q & R CLEARING CORPORATION.

165 22074 0149 0219

R.D. Morse
Mr. Robert D. Morse
212 Highland Ave
Moorestown, NJ 08057-2717

SOUTH JERSEY NJ 080
PM
27 OCT
2003


HAPPY NEW YEAR!
USA 37

Joseph P. Gallagher, Staff Mgr.
AT&T
One AT&T Way
Room 3A1441
Bedminster, NJ 07921

07921/2694

(SEC No-Action Letter)

***1** Telular Corporation
Publicly Available November 26, 2003

LETTER TO SEC

September 22, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Telular Corporation -- Omission of Shareholder Proposal from Proxy

Material

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Telular Corporation, a Delaware corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described herein is omitted from the Company's proxy material for its 2004 Annual Meeting of Shareholders.

On August 13, 2003, the Company received by facsimile transmission a letter from Mr. Joseph Chu, dated August 13, 2003, a copy of which is attached hereto as Exhibit A. In the letter, Mr. Chu sets forth a proposal that he has requested be included in proxy materials for the Company's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Company believes that the proposal may be excluded from its proxy materials in accordance with **Rules 14a-8(b)(1)** and 14a-8(b)(2) under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal for inclusion in the proxy material, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal is submitted. **Rule 14a-8(b)(1)** further requires that the shareholder hold such securities through the date of the meeting.

In his letter, Mr. Chu did not specify whether he owned any shares of common stock of the Company. Mr. Chu did not, moreover, provide a written statement from the record holder of the shares verifying that Mr. Chu had, as of the date he submitted his proposal, owned the shares continuously for at least one year prior to the date he submitted the proposal. In addition, Mr. Chu did not provide the

Company with a written statement that he intends to continue holding the shares through the date of the 2004 Annual Meeting.

By letter dated August 15, 2003, the Company advised Mr. Chu of his need to prove his eligibility to submit his proposal under **Rules 14a-8(b)(1)** and 14a-8(b)(2). The Company also provided Mr. Chu with a copy of Rule 14a-8 to assist him in understanding the requirement. A copy of this letter is attached hereto as Exhibit B. In the letter, the Company further informed Mr. Chu that if he did not comply with these requirements within 14 calendar days, it intended to omit his proposal from the proxy material. On August 20, 2003, the Company received by facsimile transmission a second letter from Mr. Chu, dated August 19, 2003, a copy of which is attached hereto as Exhibit C. In this second letter, Mr. Chu submitted a number of documents "to prove [his] stock ownership and eligibility to submit [his] proposal dated August 13, 2003," but these documents, again, did not include a written statement from the record holder of the shares verifying that Mr. Chu had, as of the date he submitted his proposal, own the shares continuously for at least one year prior to the date he submitted the proposal. By letter dated August 20, 2003, attached hereto as Exhibit D, the Company again advised Mr. Chu of his need to prove his eligibility to submit his proposal under Rule 14a-8(b)(2). As of September 19, 2003, the last business day preceding the date of this letter, which is significantly more than 14 calendar days after the mailing of the August 20 letter to Mr. Chu, the Company has received no communications from or on behalf of Mr. Chu regarding his shareholder proposal.

***2** In view of the fact that Mr. Chu has failed to correct the defects in his shareholder proposal within 14 days after receipt of notice thereof from the Company, it is our opinion that the Company, in accordance with Rule 14a-8(f)(1), is permitted to omit Mr. Chu's shareholder proposal from its proxy material for the 2004 Annual Meeting.

The staff has consistently granted no-action relief with respect to an omission of a proposal from proxy materials when a proponent has not provided evidence that he meets the eligibility requirements of Rule 14a-8(b). See, e.g., Pepco Holdings, Inc. (January 6, 2003); The Walt Disney Company (November 29, 2002); Lucent Technologies, Inc. (November 18, 2002), and Exxon Mobil Corporation (October 9, 2002).

Based on the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if the Company omits Mr. Chu's shareholder proposal described above from its proxy materials for the 2004 Annual Meeting. If the staff disagrees with our conclusion that this proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Mr. Chu.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,

Michael E. Cutler

COVINGTON & BURLING

1201 Pennsylvania Avenue NW

Washington, DC 20004-2401

Tel 202.662.6000

ENCLOSURE

August 15, 2003

MR. JOSEPH CHU

241-20 NORTHERN BOULEVARD

DOUGLASTON, NEW YORK 11363

Dear Mr. Chu:
We received your proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders on August 13, 2003.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value ... of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your stock ownership if your shares are held in the name of another record holder. Moreover, the rules specify that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting."

***3** We are enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 **(Rule 14a-8(b)(1)**, 14a-8(b)(2), 14a- 8(b)(2)(i)), Question 3 (Rule 14a-8(c)) and Question 6 (Rule 14a-8(f)).

Telular Corporation intends to omit your proposal from its proxy materials unless your proposal is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,
Jeffrey L. Herrmann

Executive Vice President and Chief Operating Officer

SEC-REG, FSLR ¶26,862, Reg. §240.14a-8, [Shareholder Proposals]

[Shareholder Proposals]

Reg. §240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

***4** (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

***5** (3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no **later** than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will **later** have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*6 Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject

matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

***7** (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no **later** than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission **later** than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as

the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

***8** (2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no **later** than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no **later** than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.
[Adopted in Release No. 34-378(A), September 24, 1935; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; by Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; amended in Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; amended in Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; amended in Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No.

34-22625 (¶83, 937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F. R. 29106.]

***9** [Compilation reference: ¶24,012.]

ENCLOSURE

August 15, 2003

MR. JOSEPH CHU

241-20 NORTHERN BOULEVARD

DOUGLASTON, NEW YORK 11363

Dear Mr. Chu:

We received your proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders on August 13, 2003.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value ... of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your stock ownership if your shares are held in the name of another record holder. Moreover, the rules specify that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting."

We are enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 **(Rule 14a-8(b)(1)**, 14a-8(b)(2), 14a-8(b)(2)(i)), Question 3 (Rule 14a-8(c)) and Question 6 (Rule 14a-8(f)).

Telular Corporation intends to omit your proposal from its proxy materials unless your proposal is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,
Jeffrey L. Herrmann

Executive Vice President and Chief Operating Officer

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 26, 2003

Publicly Available November 26, 2003

Re: Telular Corporation

Incoming letter dated September 22, 2003

The proposal relates to poison pill plans

There appears to be some basis for your view that Telular may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Telular's request, documentary support evidencing sufficiently that the proponent satisfied the minimum ownership requirement for the one-year period as of the date that the proponent submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Telular omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

***10** Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 22850015 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 SBC Communications Inc.
Publicly Available January 23, 2002

LETTER TO SEC

December 10, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting

Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Arnold Fischer and Julia Fischer for inclusion in SBC's 2002 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2002 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: SBC's cover letter to the proponents, this statement, the proponents' letter submitting the proposal, correspondence from SBC to the proponents, and subsequent correspondence from the proponents to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponents to advise them of SBC's intention to omit the proposal from its proxy materials for the 2002 Annual Meeting.

The Proposal

On November 7, 2001, SBC received a letter from the proponents, part of which reads as follows:

... Resolved, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

Be it further resolved, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

Be it finally resolved, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Reasons the Proposal May be Omitted from the Proxy Statement

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the reasons stated below.

Pursuant to Rules 14a-8(b)(1) and 14a-8(f): The proponent fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal.

As noted above, SBC received the proposal from the proponents on November 7, 2001, for submission at the 2002 Annual Meeting. SBC has found no record of proponents as shareholders. In a letter dated November 13, 2001, SBC notified the proponents that to submit a proposal, a shareholder must be the beneficial owner of at least $2,000 in market value of SBC stock and must have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with Rules 14a-8(b) and (f), SBC requested that they submit documentation in the form of a written statement from the "record" holder verifying that, at the time they submitted the proposal, they had held the required number of shares for at least one year.

*2 The Fischers replied, in a letter dated November 23, 2001, by submitting copies of the following: (1) a brokerage statement from Edward Jones for the period of September 29, 2001 to October 26, 2001, showing that Arnold Fischer and Julia Fischer, as trustees of the Fischer Family Trust, jointly held 1,104 SBC Shares; (2) two statements from Third National Bank showing that Arnold Fischer acquired 250 SBC shares on November 4, 1994, and 250 SBC shares on November 11, 1994; and (3) a statement from an unidentified source showing that Arnold Fischer and Julia Fischer moved 1,014 SBC Shares on October 15, 2001 to an unknown destination. All of the statements had different account numbers. To date, the Fischers have provided no other information.

At most, these documents show that Arnold Fischer held 500 SBC shares in November 1994 and that the Fischer Family Trust held 1,014 SBC shares in October 2001. It is impossible to confirm from these documents that the proponents have complied with the continuous one year holding period of Rule 14a-8(b)(1). For example, Mr. Fischer could have sold his SBC shares at any time after November 1994, which would not be shown on the other statement. Similarly, the statement from Edward Jones simply states that the trust holds SBC shares in October 2001, but does not reflect their acquisition date. Moreover, the unidentified statement is of little value because it simply shows that 1,104 SBC shares were moved, but does not show to what account the shares were moved. Not only do these documents fail to show "continuous" ownership, they do not even show the proponents held any shares on October 28, the date they submitted their proposal.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they have failed to comply with the rule.

The Staff recently addressed similar situations in SBC Communications Inc. (December 14, 1999) and Bell Atlantic Corporation (July 21, 1999). In each case, the proponent sent copies of his brokerage statements showing his ownership at the beginning and end of the one year period. The brokerage statements did not show that the proponent had held the securities "without interruption for the entire year." The Staff agreed, stating in each case: "[T] he proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by Rule 14a-8(b)." The Staff has consistently concluded that a registrant may properly exclude a proposal from a proponent who fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal. See Oracle Corporation (June 22, 2001) and Sierra Health Services (March 16, 2001), each of which had proposals submitted by proponents who submitted "snapshots" of their ownership at different times without providing evidence of "continuous" ownership and were properly excludable.

*3 Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(f).

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to the company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

As noted above, the Fischer's proposal relates to SBC's Board of Directors implementing a policy that would increase the benefits payable to SBC's management and nonmanagement employees under its pension plan. The plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor is it even feasible, to have the shareholders involved in mundane issues relating to employee compensation; it is simply one of the ordinary tasks necessary to operate the business.

The Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant. More specifically, the staff has long held the position that pension benefits for employees are a general compensation matter relating to the registrant's ordinary business operations and, therefore, are properly excludable under Rule 14a-8(i)(7). See DTE Energy Company (January 22, 2001), International Business Machines Corporation (January 2, 2001, and December 30, 1999), Avery Dennison Corporation (November 29, 1999), Bell Atlantic Corporation (October 18, 1999), United Technologies Corporation (January 25, 1999), General Electric Company (January 25, 1999), and CIGNA Corporation (December 21, 1998), all of which had proposals to provide cost of living adjustments to pension benefits that were excludable because they were related to employment matters of the registrant).

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(7).

* * *

Consistent with the views of the Staff in the foregoing letter and release, it is my opinion that SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

SBC COMMUNICATIONS INC.

*4 175 E. Houston Street

2nd Floor

San Antonio, Texas 78205

Phone 210 351-3736

ENCLOSURE

December 10, 2001

MR. ARNOLD B. FISCHER, TRUSTEE

MS. JULIA M. FISCHER, TRUSTEE

FISCHER FAMILY TRUST

1610 WEST 10TH STREET

SEDALIA, MO 65301-5213

Dear Mr. and Mrs. Fischer::
On November 7, 2001 we received your letter submitting a proposal for inclusion in SBC's 2002 proxy statement and your follow up letter on November 13, 2001. The company has determined to omit your proposal from its 2002 proxy materials. A copy of the company's letter to the Securities and Exchange Commission is enclosed, detailing our reasons for the action.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

ENCLOSURE

October 28, 2001

VICE PRESIDENT AND SECRETARY OF SBC

ATTENTION: JUDITH M. SAHM

175 EAST HOUSTON

SAN ANTONIO, TX 78205

Re: Shareowner Proposal and Resolution Pertaining to Increases in Pension Benefits for

Current and Future Retired Employees

Dear Ms. Sahm:

Attached herewith is a Shareowner Proposal and Resolution pertaining to the SBC Pension Benefit Plan. This proposal would establish a procedure for annual pension benefit increases whenever financially feasible equal to the social security benefit increase provided to social security retiree recipients.

The purpose of this proposal is to ensure that SBC retirees are provided a dignified and respectable retirement which is not eroded over the years by inflation. This resolution not only benefits those retirees, but also would substantially increase morale for current employees who are looking forward to a fair and equitable retirement from SBC.

It is furthermore my desire to have this resolution personally presented at the Annual Meeting. Please advise as to the procedures for accomplishing this goal.

If you have any questions about this resolution, or if further changes need to be made, please advise. Otherwise, this correspondence with attached resolution constitutes our Shareowner Proposal for the next annual meeting.

Very truly yours,
Arnold B. Fischer

Julia M. Fischer

SHAREOWNER PROPOSAL

WHEREAS, it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation; and

WHEREAS, the federal government provides whenever economically feasible, for periodic increases in retiree Social Security benefits to permit recipients to cope with inflation; and

WHEREAS, it is a benefit not only to current retirees, but also to employees who intend to retire from SBC to have a pension benefit which reflects, at least to the extent that Social Security reflects, increases in inflation; and

WHEREAS, it is the intent of this Resolution to provide for such increases only if economically feasible;

NOW THEREFORE, BE IT RESOLVED, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

***5** BE IT FURTHER RESOLVED, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

BE IT FINALLY RESOLVED, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Arnold B. Fischer

Julia M. Fischer

LETTER TO SEC

December 28, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: SBC Communications, Inc. 2002 Annual Meeting

Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Sir:

This letter is in response and opposition to the December 10, 2001, correspondence transmitted to your office by SBC Communications, Inc., a copy of which is attached as Exhibit A. Citing Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. Enclosed are an original and six copies of said correspondence. The first contention contained in the SBC letter refers to Rule 14a-8(b)(1) and 14a-8(f). SBC erroneously contends that "the proponent fails to follow one of the eligibility procedural requirements for submitting a shareholder proposal." This is not true. Proponents are shareholders of SBC and have owned at least $2,000.00 in market value of SBC stock for years. Mr. Fischer has provided a Statement of his continuous ownership and SBC certainly has records to reflect this fact. His ownership is continuous and remains continuous to date.

The second contention raised in the SBC letter for refusal to submit the Proposal is pursuant to Rule 14a-8(i)(7) which states in pertinent part that "" the Proposal deals with a matter relating to the company's ordinary business operations." The Proposal in question does not deal with ordinary business operations. In fact, it deals with the extraordinary decisions pertaining to periodic increases in pension benefits. The Proposal stands on its own in this regard. Contrary to the contention of ordinary business operations, the Proposal states in pertinent part "whereas it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation ..." Decisions concerning pension increases in accordance with Social Security retiree recipient increases could be deferred in emergency circumstances under the Proposal. The financial stability of the Fund in question has never been seriously threatened and such deferral would therefore be an extraordinary business decision and not one of ordinary business operations. Furthermore, the shareowners supporting statement refers to the extremely lucrative buyouts and retirement incentives provided for top management personnel on a non-recurring and totally extraordinary basis. Those normal retirees having received only five small pension increases since December , 1983, while the same Fund is used to provide huge buyouts and retirement incentives for senior management on a case by case basis, there is nothing ordinary about the Proposal and what it seeks to remedy. (See Shareowners Supporting Statement and Shareowner Proposal attached.)

***6** Interestingly, nothing in the earlier correspondence of SBC referred to the contention that the subject matter of the Proposal dealt with matters relating to the company's ordinary business operations.

Under such circumstances, the conclusions of the company in an attempt to prevent embarrassing disclosures of pension fund misuse to shareowners are highly suspect. In view of what has recently occurred with ENRON, the needs of shareowners and especially of shareowner/employees must not be so lightly disregarded. Our clients, the Fischers, feel, with some justification, that as shareowners, they are being treated by SBC as adversaries. They merely wish to have put in place a policy directing periodic pension increases for retirees in a fund which has more than eighteen billion dollars in assets. SBC should welcome this legitimate challenge from shareowners and should not play a disingenuous game of hide and seek with the rights of its shareowners and the pensions of its employees.

It is respectfully requested that the December 10, 2001 correspondence of SBC be discounted and that SBC be directed to include the Proposal in its 2002 proxy statement.

Very truly yours,
Ronald C. Gladney

LETTER TO SEC

January 7, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting

Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:
This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On December 10, 2001, SBC submitted a letter to the Division of Corporation Finance notifying the Division that it intended to omit from its 2002 proxy statement a shareholder proposal submitted by Arnold Fischer and Julia Fischer. On December 28, 2001, SBC received a fax copy of a letter addressed to the Division, dated December 27, 2001, from Ronald Gladney, counsel for the Fischers, setting forth their response to SBC's letter.

In SBC's December 10 letter, SBC stated that the proposal was excludable from its proxy statement because the proponents failed to provide documentation that they had continuously owned the requisite number of SBC shares for one year prior to submitting their proposal. Notwithstanding Mr. Gladney's statement that the proponents had provided SBC with a statement of continuous ownership of SBC shares, the record reflects otherwise. As stated in our December 10 letter, SBC has found no record of proponents as shareholders. Where a shareholder is not the record holder, such as when the shares are held through a broker, nominee, or other custodian on behalf of the shareholder, SBC does not have access to records reflecting ownership of those shares. Although the proponents did submit various brokerage statements proving ownership of SBC shares at various times during the year 2001, they failed to provide a **statement** from their **broker** to the effect that such shares were held continuously for the requisite one year-period.

***7** In Mr. Gladney's response, he attached a statement from Edward Jones dated December 17, 2001, which is still insufficient documentation to prove continuous ownership. Not only is it **late** (the documentation was required by November 29, 2001), but at most it only establishes ownership for two months from October 15, 2001 to December 17, 2001.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they failed to comply with the rule.

In addition, Mr. Gladney attempts to argue that the proposal deals with ""extraordinary decisions pertaining to periodic increases to pension benefits" rather than ordinary business operations. SBC maintains that the proposal relates to ordinary business matters because the plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor even feasible, to have shareholders determine the numerous and complex matters involving employee compensation.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." As shown in SBC's December 10, 2001, letter, the Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant.

Therefore, in my opinion, SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 23, 2002

Publicly Available January 23, 2002

Re: SBC Communications Inc.

Incoming letter dated December 10, 2001

The proposal relates to pension benefits.

There appears to be some basis for your view that SBC may exclude the proposal under Rule 14a-8(f). We note that the proponents appear to have failed to supply documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a- 8(b). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rules 14a- 8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SBC relies.

*8 Sincerely,

Maryse Mills-Apenteng

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 201987 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 AT&T Corp.
Publicly Available March 6, 2001

LETTER TO SEC

January 10, 2001

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal Submitted by

George Dermksian

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by George Dermksian (the ""Proponent") by letter received by the Company on November 27, 2000. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the ""Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to February 15, 2001. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.

The Proposal requests that "AT&T Corporation cease and desist from doing business with a vendor [Ericsson Corporation] who produces an inferior product and lacks the sensitivity and responsibility to support their product and respond to customers' needs. Such a vendor not only detracts from significant reputation of our Corporation, but becomes a major liability for sales in these competitive and difficult times. I submit this resolution after much serious thought and confirming with my friends and fellow physicians, as well as with AT&T's Customer Services, that these problems with Ericsson products and services are quite prevalent."

AT&T has concluded that the Proposal may be properly omitted from its Proxy

Materials pursuant to the provisions of Rule 14a-8(e)(2), Rule 14a- 8(f)(1), Rule 14a-8(b) and Rule 14a-8(i)(7).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e)(2) SINCE THE PROPOSAL WAS NOT TIMELY SUBMITTED

Under Rule 14a-8(e)(2) a proposal may be omitted if the proposal is not ""received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's 2000 Notice of Annual Meeting and Proxy Statement states the following:

"Proposals intended for inclusion in next year's proxy statement should be sent to: Vice President-Law and Secretary, AT&T Corp., 32 Avenue of the Americas, New York, New York 10013-2412, and must be received by November 25, 2000."

***2** The Proposal, which was dated November 20, 2000, was postmarked on Tuesday, November 21, 2000 and received by the Company at the above address on Monday, November 27, 2000, two days after the deadline. Although the deadline was the Saturday of the Thanksgiving holiday weekend, the Division has on many occasions stated that when the 120th day falls on a holiday or weekend, the proposal must be received the prior business day in order to be filed in a timely manner. Therefore, the Company believes that the Proposal may be omitted under Rule 14a-8(e)(2) because it was not received by the Company in a timely manner. See AT&T Corp., January 6, 1999 (proposal received on the Monday after the Thanksgiving holiday weekend); Bindley Western Industries, Inc., February 21, 1997 (proposal received one day late); Westinghouse Electric Corporation, December 28, 1995 (proposal received one day late due to the Veterans Day holiday weekend); and American Stores Company, February 8, 1994 (proposal received two days **late** on January 3, 1994 when executive offices reopened after the New Year's holiday weekend).

II. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER **RULE 14a-8(b)** and RULE 14a-8(f)(1) SINCE THE PROPONENT FAILED TO PROVIDE REQUIRED **EVIDENCE** THAT PROPONENT WAS A RECORD OR BENEFICIAL OWNER OF AT LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED TO VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Proponent does not appear in the Company's records as a record owner of its securities on the date of the Proposal [FN1], and the Proponent failed to include any evidence of beneficial ownership of the Company's securities with the Proposal. The Company notified Proponent of this procedural deficiency within 14 calendar days after receiving the Proposal. According to Rule 14a-8(f)(1) the Proponent has 14 calendar days from receipt to respond to the Company's request. The Proponent responded to the Company's request within the 14 day period with a cover letter signed by the Proponent and four 1999 account statements (which are attached). The Proponent, however, failed to include the required written statement from the record holder indicating that the Proponent continuously held the securities for at least one year. Under Rule 14a-8(b)(i) the required method to prove ownership "is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Since the Proponent has not complied with the proof of ownership rule, the Company believes that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

FN1. The Company did locate a registered joint account in the names of Gregory [[sic] and Tamara Dermksian that was opened on April 12, 1995 with 50 shares of AT&T Common Stock that was subsequently closed on November 9, 1999.

End of Footnote(s).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

***3** Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests the Company cease doing business with one of its suppliers, Ericsson Corporation. The Company, as one of its routine business decisions, has selected Ericsson Corporation as one of a number of suppliers of cellular telephones. The Company believes that its management is in the best position to evaluate the performance of its suppliers and decide whether or not to choose a new supplier or retain a current one. The selection of a vendor or supplier directly affects the quality and performance of the Company's products and services; therefore, these decisions should be made by management, not shareholders. According to Release No. 34-40018 dated May 21, 1998, the Staff indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." [emphasis supplied]

The Staff has consistently taken the position that a matter relating to the retention of vendors and suppliers is a matter relating to a company's ordinary business operations. See Wal-Mart Stores, Inc., March 15, 1999 (proposal requesting company to report on its actions to ensure that it does not purchase from certain suppliers); General Motors Corp., February 24, 1997 (proposal to review contract with subcontractor to determine whether contract should be terminated); and Dow Jones & Company, Inc., January 4, 1996 (proposal to remove Chemical Bank as trustee of the dividend reinvestment plan and as registrar and transfer agent).

The principle of corporate democracy under proxy Rule 14a-8 was not intended to involve shareholders in the day-to-day business affairs of corporations. Therefore, the Proposal should be excluded under Rule 14a- 8(i)(7).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(e)(2), Rule 14a-8(f)(1), Rule 14a-8(b) and Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,
John W. Thomson

Senior Attorney

AT&T

295 North Maple Avenue

Room 1208P2

*4 Basking Ridge, NJ 07920

908 221-7325

ENCLOSURE

November 20, 2000

VICE PRESIDENT - LAW AND SECRETARY

AT &T CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013-2412

Dear Vice President:
For the annual meeting of 2001, I am submitting the following resolution to be considered by the shareholders of the AT&T Corporation.

Whereas the Ericsson Corporation has produced an inferior product in their KH Cellular Phone Model KH 668 - poor quality voice transmission and subject to frequent malfunction - and,

Whereas the Ericsson Corporation fails to provide emergency services for non-functioning phones from Friday afternoons through Monday mornings - and,

Whereas the Ericsson Corporation fails to respond to customer concerns expressed by telephone messages and letters addressed to their Chairman and to Customer Services - and,

Whereas the Ericsson Corporation fails to respond to these same concerns when expressed by AT&T Customer Services -

Therefore, be it resolved that the AT&T Corporation cease and desist from doing business with a vendor who produces an inferior product and lacks the sensitivity and responsibility to support their product and respond to customers' needs. Such a vendor not only detracts from significant reputation of our Corporation, but becomes a major liability for sales in these competitive and difficult times.

I submit this resolution after much serious thought and confirming with my friends and fellow physicians, as well as with AT&T's Customer Services, that these problems with Ericsson products and services are quite prevalent. I am submitting copies of my previous correspondence (which should also be available in my file at AT&T Customer Service or through Ms. Marlow with whom I have dealt with) in support of the above resolution and explaining in detail the problems I had with the Ericsson Company.

Your consideration of this resolution and reponse would be greatly appreciated.

Thank you

Yours truly,
George Dermksian, M.D.

ENCLOSURE

October 4, 1999

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

ERICSSON CORP.

100 PARK AVENUE

NEW YORK, N.Y. 10017

Genetlemen:
It is out of sheer frustration and pure anger that I write this letter of woe to you. In February 1999, I purchased a digital Ericsson phone through AT&T Wireless Services. My previous experience with your model AF 738 had been excellent, and I was assured by AT & T that this was an upgrade. The new model was KH 668. And, unfortunately ever since the beginning I've had nothing but trouble with it, i.e. poor reception, poor transmission, echos, static, interupted conversations - some of which I am sure must be the fault of AT&T. I accept such.

But, this weekend of October 1st my phone became useless. It would not allow me to dial; when it did, the conversation was interrupted by severe static; I could not shut the phone off, unless I removed the battery. I tried to reach customer service for emergency help, but your offices were closed until Monday Oct. 4th. So, I was left without phone service for almost 3 days. Today, I tried to reach Customer Service at 800-374-2776, and after 45 min. of waiting, discussing the problem with your representative, I found that I would have to wait 10 working days until I could receive another phone - that a "loaner" was not available. I find this completely unsatisfactory to say the least. As a physician, to be left without a means of communication for 2 weeks is unacceptable.

*5 I find fault with your model KH 688, the lack of available emergency help, the total time it took for me to get through to your customer representatives and the delay in receiving an adequate and timely replacement.

As you see, I have communicated my dissatisfaction to the Chairman of AT&T. I would very much appreciate hearing from you as to how you plan on helping me and solving this problem.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

October 4, 1999

CHAIRMAN

AT & T CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013

Dear Mr. Chairman:
As a shareholder of AT & T and a long time customer with several phone numbers, I would like to share with you a copy of my letter to the Chairman of the Ericsson Corporation (so enclosed). The purpose of my letter to you is to express my appreciation for the assistance your customer service people gave me over the weekend and since, when I had my "difficulties" with the Ericsson Corp. and their lack of and completely poor service. However, I would also add my disappointment in the AT &T Corp. for selling me the Ericsson KH 668 as an upgrade. I contracted with AT & T for my wireless services and our corporation sold me the model KH 668. I have had nothing but trouble with such since the beginning and the saga I related in the enclosed copy of the letter to the Chairman of the Ericsson Corp. convinced me to write to you and suggest that:

1. You use your good offices to make Ericsson correct the problems with their digital phone. To improve their customer relations so that they are available for emergency problems all the time. To shorten the waiting time for them to answer the phones. To shorten the period of time for replacement phones.

2. If they could solve my problem in less than 2 weeks time.

3. If they are unable to solve these problems, that AT & T might do better with Motorola, Nokia, etc.

I can assure you that if I have had this problem, I am sure that it can be multiplied by the thousands - and this does not reflect well upon our Corporation. I can also say that if the problems are not corrected, I will not renew my wireless and other local and long distance contracts with AT & T.

Your attention to this matter is greatly apprciated. Thank you.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

November 23, 1999

GEORGE DERMKSIAN, M.D., P.C.

925 PARK AVENUE

NEW YORK, NY 10028-0210

Dear Dr. Dermksian:
Please accept my apology for any inconvenience you may have experienced regarding your recent wireless concern relative to the Ericsson KH 668.

Stacy Bruinsma, Customer Advocate, advised me that she spoke with you regarding your concerns. It is my understanding that she explained that although AT&T regrets your experience with the cell phone, AT&T can take no position concerning Ericsson's company policies. If you have further questions regarding this matter, please contact Ms. Bruinsma toll-free at 800-242-7327.

*6 Dr. Dermksian, we appreciate your bringing this matter to our attention. Receiving feedback from customers is vital in meeting our commitment to provide the best service in the industry. We look forward to serving you in the future and providing you with the service you have come to expect and deserve from AT&T.

Sincerely,
Margaret R. Berry

District Manager

ENCLOSURE

January 10, 2000

MR. MICHAEL ARMSTRONG

CHAIRMAN, A.T. & T. CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013

Dear Mr. Armstrong:
Enclosed are copies of letters I addressed to you and to the Chairman of the Ericsson Corporation regarding difficulties I had with my Ericsson Digital Phone KH 668 (model). These letters were sent some 3 months ago and to this date nothing has been resolved. To the credit of A.T. & T., I did receive a phone call from Customer

Service informing me that they had contacted Ericsson, and I would soon be hearing from them. When I did not hear from them in some 6 weeks, I called A. T. & T. again, and I was assured that Ericsson would be in touch with me. It is now three months and I am mad and frustrated because no one has been in touch with me. I believe that it borders on "malpractice" that I should be left without phone service for almost two weeks and then the failure of the Ericsson Company to follow-up with me regarding the problem.

As a shareholder of A.T. & T., as a customer of your wireless services and your long distance services, and recently switching from Bell Atlantic to A.T. & T.'s local service, I remain disappointed that A.T. & T. should deal with a vendor who does not accept responsibility for their product or services. Again, I suggest that you use your good offices to bring this problem to the attention of the Chairman of Ericsson. My contract for wireless phone service with A.T. & T. is about to expire, and I assure you that I will not renew such unless I hear from Ericsson.

I am sorry to burden you with this relatively small problem, but I suspect that if I am having a problem, so are countless thousands of other A.T. & T. customers and that this doesn't bode well for our Company.

Your attention to this matter would be greatly appreciated. Thank You.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

February 2, 2000

MR. C. MICHAEL ARMSTRONG AND THE BOARD OF DIRECTORS

A.T. & T. CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013-2412

Dear Mr. Armstrong and Members of the Board:

Since October 4, 1999 I have communicated with your offices via letter on that date and again on January 10, 2000 concerning difficulties I had with my Ericsson Cellular Phone. On those same dates, I also addressed my problems by letter with the Chairman of the Ericcson Corporation. Copies of my correspondence were forwarded to you and promptly addressed by Ms. Kidada Marlow (888-413-8106) of your Customer Service Department. She was most kind, courteous and helpful - and eventually enabled me to purchase a new cellular phone (Motorola Startac 7797) which is far superior to the Ericsson phone I had. AT & T should be congratulated for having an employee of the caliber of Ms. Marlow. However, that is not the issue- the issue is todate, in spite of my efforts and the efforts of Ms. Marlow, I have never heard a word from the Ericcson Corporation concerning my problems. Therefore, my wife and I, as customers of your local, long distance and wireless services - and shareholders (1,597 shares - 847 in my wife's name and 750 shares in mine) submit the following resolution for the next general meeting of the shareholders of the AT & T Corporation:

*7 Whereas the Ericsson Corporation has produced an inferior product in their KH Cellular Phone Model KH 668 - poor quality voice transmission and subject to frequent malfunction - and

Whereas the Ericsson Corporation fails to provide emergency services for non-functioning phones from Friday afternoon through Monday morning, and

Whereas the Ericsson Corporation fails to respond to customer concerns expressed by letter and telephone messages to their Chairman and Customer Services and

Whereas the Ericsson Corporation fails to respond to these same concerns when expressed by AT & T Customer Services,

Therefore, be it resolved that the AT & T Corporation cease and desist from doing business with a vendor who produces an inferior product, who lacks sensitivity and responsibility. Such a vendor not only detracts from the reputation of our Corporation, but is a major sales liability in these competitive times.

Mr. Chairman and members of the Board, I submit this resolution only after giving it serious thought and confirming with my friends and colleagues, as well as with our Customer Services, that problems with Ericsson products and services are quite prevalent.

Your consideration of this matter would be greatly appreciated. Copies of my previous correspondence should be available in my file or through Ms. Marlow - or I will be happy to send you additional copies.

With all best wishes for your continued leadership and success of the Corporation.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

December 8, 2000

MR. JOSEPH P. GALLAGHER

OFFICE OF THE CORPORATE SECRETARY

AT & T

295 NORTH MAPLE AVENUE

BASKING RIDGE, N.J. 07920

Re Shareholder Proposal

Dear Mr. Gallagher:
As per your letter of December 4th requesting documentation that my wife and I are record or beneficial owners and have continuously held at least $2000 in market value of AT & T securities, I am enclosing copies of investment accounts as

follows:

1. Merrill Lynch - 9/25/99 to 12/31/99 - Gregory Dermksian and Tamara Dermksian - 80.5925 shares. Acct. 85E 14207.

2. Janney Montgomery - 9/25 to 10/29/99 - Dr. George Dermksian (IRA Rollover) - 750 shares. Acct. BR72 2717-7456.

3. Janney Montgomery - 9/25 to 10/29/99 - Tamara Dermksian -300 shares - Acct. BR72 2717-5329.

4. Janney Montgomery - 9/25 to 10/29/99 - Tamara Dermksian (IRA Rollover) - 547 shares. Acct. BR72 2717-7557.

We have additional shares of AT &T which do not meet the one year requirement with Merrill Lynch.

I will also attest that I intend to hold the securities, in spite of the recent financial problems with the Corporation, through the date of the shareholders' meeting.

Yours truly,
George Dermksian, M.D.

Tamara Dermksian

ENCLOSURE

December 4, 2000

GEORGE DERMKSIAN, MD

1115 FIFTH AVENUE

NEW YORK, NY 10128-0100

Dear Dr. Dermksian:
This is in response to your letter of November 20, 2000 addressed to the Vice President - Law and Secretary, which we received on November 28, regarding your request for the inclusion of a shareholder proposal in the 2001 Notice of Annual Meeting and Proxy Statement.

***8** As you may be aware, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

In your correspondence you indicate that you own 1,597 shares (847 in your wife's name and 750 in your name). If you are a registered holder of AT&T's securities, please verify your eligibility by providing an account number which may be validated through our transfer agent. Along with the account information that I have referenced, please be aware that you will also have to provide AT&T with a written statement that you intend to continue to hold the securities through the date of the meeting with shareholders.

However, if you and your wife are a beneficial owners, you must prove your eligibility to AT&T in one of two ways. Using the first method, you must submit a written statement to AT&T from the "record" holder of your securities (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The second way to prove ownership applies if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting the following to AT&T: a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In accordance with the SEC regulations that I have mentioned, your response to our inquiry must be postmarked, or transmitted electronically, no later than fourteen days from the date you received the Company's notification.

*9 Very truly yours,
Joseph P. Gallagher

Manager Office of the Corporate Secretary

LETTER TO SEC

January 16, 2001

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH ST., N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal submitted by George Dermksian, M.D.

Dear Members of the Commission:

I am responding to a letter addressed to you on January 10, 2001 Mr. John W. Thomsoan, Senior Attorney for AT&T.

My shareholder proposal to AT&T came about only after much difficulty in dealing with their vendor Ericsson whose inferior product and failure to provide timely services for repair or replacement, left me, a practicing physician without a cellular phone for 10 days. And to this day, Ericsson has failed to respond to my correspondence with them and with AT&T (copies enclosed). As a result of which, and after some anecdotal research with my physician colleagues and friends, who had similar experiences with Ericsson, I thought it appropriate that as a shareholder and customer of AT&T, that I encourage AT&T (whose business problems are most evident now) to stop doing business with Ericsson for the benefit of AT&T.

Regarding Mr. Thomson's submitted reasons for omitting the proposal from the Proxy Materials, I respond as follows:

1. I see no reason why I should be penalized for the supposed time delay in receiving the proposal, when it is evident by the postmark that the proposal was postmarked in time to meet the time deadline. It is not my fault if the Postal Service was late in delivering the proposal, or it was delayed in the ofices of Mr. Thomson.

2. If Mr. Thomson's office had contacted me with regard to documentation of my ownership of $2,000 in market value of securities beyond the copies of the statements submitted dated Sept./Oct. 1999, I would have gladly submitted the same (as I have enclosed to you, along with a copy of my letter to Mr. Joseph P. Gallagher, Office of the Corporate Secretary of AT&T documenting my intention to continue to hold such securities).

3. It is not my intention to tell AT&T how to run its business, which also is my business as a shareholder. But, I do believe that management and shareholder should be aware of a vendor who provides inferior products and then fails to provide customer services for such products in a timely fashion. This obviously detracts from the business of AT&T and reflects poorly upon its reputation - something no business should tolerate at any time, and especially when the business of AT&T is suffering presently.

Your response to this problem would be greatly appreciated.

Thank you.

Yours truly,
George Dermksian, M.D.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 6, 2001

Publicly Available March 6, 2001

Re: AT&T Corp.

Incoming letter dated January 10, 2001

The proposal relates to AT&T's vendors.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receiving AT&T's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a- 8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

***10** Sincerely,

Lillian K. Cummins

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 246751 (S.E.C. No - Action Letter)

END OF DOCUMENT

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 29, 2003

Re: AT&T
Letter to SEC dated !2/22/03
Signed by Joseph P. Gallagher

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

I received copy of a submission to your office from above noted AT&T representative. It is accompanied with various exhibit items of their and my production and 3 very repetitive and unneeded exhibit items of 13 pages "Teleular Corporation", 9 pages SBC Communications, Inc. and 14 pages AT&T re: George Dermksian correspondence to the S.E.C.

This is definitely "Overkill" in a presentation to delete, and I have experienced it before. A ¼ inch thick mass of repetitive argument wording is contrary to The Paperwork Reduction Act of 1995, which itself contains an amazing 26 pages. {Page One Copy Enclosed as Exhibit]

It is my and my husband's opinion the entire situation for blame falls on the S.E.C. for allowing its "Promulgated" procedure Rules to be influenced by lobbyists working for Corporate interests to discourage presentation of Proposals.

It is an imposition to require a non-interested third party entity to provide a non-paying "Proof of Ownership" of $2000.00 of stock for at least one year, and to still hold same for each request from a Corporation intent on deleting a Proposal. As I earlier stated, this is "nit-picking" and not a good Corporate behavior.

In this particular case, my husband saw fit to dispose of his retirement investment in AT&T after 15 years or so when it dropped from an over $50.00 high to $27.00 and is hovering about $18.00 to $20.00 for some time now. I also transferred my certificate[s] to T.D. Waterhouse at the same time and are still in street name, but did not sell. TD Waterhouse has no record of purchase date of the stock bought from another broker and cannot furnish proof and should not be expected to comply after a third request re: other purchase proofs we have requested to fill an unwarranted demand.

Specifically, the letter dated October 9, 2003 [exhibited by, and to: Joseph P. Gallagher, Staff Mgr. AT&T], was predated and left on a table ready to be mailed by my son, as we were visiting in the West. The letter mentioned in the fourth paragraph as "enclosed" never arrived from TD Waterhouse, and the letter was mailed without the enclosure. TD Waterhouse is not to be faulted, as it is an imposition to make such a request they cannot or care not to comply with.

Perhaps the answer to this ongoing predicament is to have the Corporation prove that a proponent has misstated ownership, and thereby be barred from further presentations.

Further, if I have an acceptable purchase receipt proof and a copy of a certificate, how would one know whether or not I had disposed of same after presentation of ownership ?

It is requested that my Proposal be permitted to appear in Year 2004 AT&T Proxy.

6 copies to SEC
1 copy to AT&T
Enclosures

Sincerely, Mary F. Morse Trustee

Mary F. Morse, Trustee

This material prepared by my husband,
Since I neither type nor use a computer.
Time element is noticed: Last Oct.6th to
date of Dec. 22nd for pre-holiday delivery,
to be disruptive ? Then, hurry response.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE PAPERWORK REDUCTION ACT

The following is a copy of the Paperwork Reduction Act of 1995.

FILE s244.enr

S.244--

S.244

One Hundred Fourth Congress of the United States of America

AT THE FIRST SESSION

Begun and held at the City of Washington on Wednesday, the fourth day of January, one thousand nine hundred and ninety-five An Act To further the goals of the Paperwork Reduction Act to have Federal agencies become more responsible and publicly accountable for reducing the burden of Federal paperwork on the public, and for other purposes.

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled,

SECTION 1. SHORT TITLE.

This Act may be cited as the `Paperwork Reduction Act of 1995'.

SEC. 2. COORDINATION OF FEDERAL INFORMATION POLICY.

Chapter 35 of title 44, United States Code, is amended to read as follows:

`CHAPTER 35--COORDINATION OF FEDERAL INFORMATION POLICY

`Sec.

`3501. Purposes.

`3502. Definitions.

`3503. Office of Information and Regulatory Affairs.

`3504. Authority and functions of Director.

`3505. Assignment of tasks and deadlines.

`3506. Federal agency responsibilities.

`3507. Public information collection activities; submission to

THE SUN SHINES

The sun shines in everyone's back yard,
If you are aware, as this astute bard.
My dear Aunt Kate, at any rate,
Knew how to apply insight to a hopeless state.
In eighty five years, she never traveled far,
So came up with this solution, and here we are:
"Make the most of the sun in your life,
And you will shine, with little or no strife".

SOLITUDE

If you have developed an attitude,
Perhaps you are in need of solitude;
Time to relax, and change your mood.
Try something different, be understood.
You are not the worst person around,
So make an effort and you will rebound.

TIRED OLD BODIES

I watched as they departed the bus,
And saw a picture of: "Happens To Us".
They eased their way out the door,
The driver most courteous, as before.
Some had walkers, others with canes,
Arriving at a casino, to forget their pains.
Some are alert, I see by their face,
But in a few years, they will slow their pace.

Robert Dennis Morse

ACCOUNTABILITY

Are you sure of your accountability ?
I'm asking this to test your credibility.
If you claim the records are correct,
Will some auditor spot an area of neglect ?
Should this occasion ever happen to you,
Here's some advice of what to do:
Just claim not to know what you were doing,
And the result will be your undoing !

"YOU'RE A FOOL !"

If you hear something like this said,
Could it be someone talking out of their head ?
Just so you do not misunderstand,
I'm drumming your head to beat the banned !

BURIED TREASURE

Hearing: "Buried Treasure" might enliven your mind,
With thoughts of booty, you'd like to find.
Pirates may have plundered many a ship,
But where is it buried ? I'll give you a tip:
If they were sharp with their stealing,
Burying it and making maps is too revealing.
If buried, it was of little use,
Therefore they traded loot or coin to become obtuse.
Why would they head for a mystic isle,
To stash it in a chest, and hide it awhile ?
They were more apt to head for a port,
And party with it, being a constant sport.

CUTE LITTLE THING

Take a look at your old photos in an album,
When you were new, if you find some.
What "cute little thing" most babies are,
Perhaps still smiling at you from afar.
The "afar" is the years from then to now
When you were the top interest somehow..
It may be a surprise you were being held yet,
Though perhaps your diapers are mildly wet.
Now look in a mirror as you appear today,
Don't you wish it were the other way ?

Robert Dennis Morse

LAZY BOY

To find him requires very little of try,
If you want to locate this poor guy.
You need not do a lot of scrounge,
Just look for him in the named-for lounge.

"DON'T CHANGE HORSES"

"Don't change horses in mid-stream",
Appears as advice, but is merely a dream.
When a C.E.O., the "Captain", decides to jump ship,
He grabs the options, then gives them the slip.
The same results, if he expires or retires:
A good company carries on, as our desires.
The overpayments to "Attain and retain" being the claim,
Is a cover-up of asset waste, and a failure to explain.

Robert Dennis Morse
5 min. 7:00 AM
12-24-03

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 22, 2003

The proposal relates to discontinuing all rights, options, SARs and possible severance payments.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). We further note, however, that AT&T failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in AT&T 's request for additional information from the proponent. Accordingly, unless the proponent provides AT&T with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

for

Keir D. Gumbs
Special Counsel